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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 10 AND ENDING 12 /31 /10
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

535 Boylston St., Suite T2
(No. and Street)

Boston   MA   02116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Stull 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & Drew P.C.
(Name – if individual, state last, first, middle name)

25 Braintree Hill Office Park, Suite 102 Braintree MA 02184
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Christopher C. Stull_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WJ Lynch Investor Services, LLC_ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                   Signature

                                   Signature

                                   CFO

                                   Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



O'Connor & Drew P.C.
Certified Public Accountants

February 10, 2011

Mr. Christopher Stulb, Chief Financial Officer
WJ Lynch Investor Services, LLC
535 Boylston Street, Suite T2
Boston, MA 02116

Dear Mr. Stulb:

Please find enclosed four copies of the financial statements of WJ Lynch Investor Services, LLC for the year ended December 31, 2010.

Very truly yours,

Raymond E. Lofstrom

REL/sr
Enclosures

Member of



NEXIA
INTERNATIONAL

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 and 2009



O'Connor
&Drew P.C.
Certified Public Accountants

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2010 and 2009

CONTENTS





INDEPENDENT AUDITORS' REPORT

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of WJ Lynch Investor Services, LLC as of December 31, 2010 and 2009, and the related statements of operations and member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor & Drew, P.C.
Certified Public Accountants

February 9, 2011

Member of



INTERNATIONAL

25 Braintree Hill Office Park • Suite 102 • Braintree, MA 02184 • P: 617.471.1120 F: 617.472.7560 • **www.ocd.com**

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Financial Condition

December 31,

Assets

		2010		2009
Cash and equivalents	$	92,838	$	17,817
Accounts receivable		392,737		361,377
Other current assets		11,965		11,602
Total Assets	$	497,540	$	390,796

Liabilities and Member's Equity

		2010		2009
Accounts payable	$	39,303	$	28,047
Due to affiliate		220,778		5,528
Total Liabilities		260,081		33,575
Member's equity		237,459		357,221
Total Liabilities and Member's Equity	$	497,540	$	390,796

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Operations and Member's Equity

For the Years Ended December 31,

	2010	2009
Revenue:		
Commission fees, net	$ 3,685,562	$ 3,535,037
Operating Expenses:		
Salaries and benefits	1,665,427	1,645,676
Business promotion and marketing	217,359	139,842
Travel and transportation	178,366	130,466
Occupancy	163,361	148,181
Selling expense	320,544	305,251
Office expense	203,333	189,301
Legal and other professional fees	56,934	53,211
Total Operating Expenses	2,805,324	2,611,928
Net Income	880,238	923,109
Member's Equity, Beginning of Year	357,221	134,112
Distributions	(1,000,000)	(700,000)
Member's Equity, End of Year	$ 237,459	$ 357,221

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,

	2010	2009
Cash Flows from Operating Activities:		
Net income	$ 880,238	$ 923,109
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(31,360)	(216,399)
Other current assets	(363)	32,452
Accounts payable	11,256	(38,690)
Due to affiliate	215,250	31,984
Net Adjustments	194,783	(190,653)
Net Cash Provided by Operating Activities	1,075,021	732,456
Cash Flows from Financing Activities:		
Payments on note payable	-	(29,317)
Distributions	(1,000,000)	(700,000)
Net Cash Applied to Financing Activities	(1,000,000)	(729,317)
Net Increase in Cash and Equivalents	75,021	3,139
Cash and Equivalents, Beginning of Year	17,817	14,678
Cash and Equivalents, End of Year	$ 92,838	$ 17,817

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2010 and 2009

Note 1 - **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company sells variable life insurance products and consulting services on executive benefit programs to its customers.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent"). The Company commenced operations on December 1, 2006.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Equivalents
For financial statement purposes, the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes
U.S. generally accepted accounting principles require an entity to assess the probability that a tax position has a "more likely than not" (MLTN) sustainability after review by tax authorities. If a tax position is deemed not to meet this threshold, any unrecognized tax benefits and costs are estimated and recognized. Interest and penalties, if any, related to assessments by tax authorities will be classified as a component of interest expense and other expense, respectively, in the statement of operations and member's equity.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2010 and 2009

Note 1 - **Summary of Significant Accounting Policies - Continued**

Income Taxes - Continued

A tax position may be considered as taken any time a taxpayer chooses amongst alternatives that affect the amount of their tax obligations and include for example: tax exempt status; status as a pass-though entity (S Corporations, LLC's, etc.); decisions made in the process of conforming with tax laws; decisions not to file in certain jurisdictions; allocation of income between jurisdictions and the characterization of income or expenses. Tax returns are routinely open for review by the tax authorities for three years from their due date. In certain circumstances the statute of limitations may remain open indefinitely.

The Company has elected to be treated as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code, which provides that, in lieu of Federal and certain state corporate income taxes, the member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal and state income taxes is presented in these financial statements. Since the continuance of this status is based upon continuing qualification, the Company has identified this as a tax position. However, it has determined that this tax position meets MLTN sustainability and does not result in an uncertainty requiring recognition.

Revenue Recognition

Substantially all revenues are generated through commissions earned on the sale of insurance products.

Advertising

The Company charges the cost of advertising expense as incurred.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the balance sheet at market value, fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and equivalents, accounts receivable, and accounts payable.

Note 2 - **Notes Payable**

The Company financed insurance premiums during 2008. Total premiums financed were approximately $33,000, requiring monthly payments of $3,665 including principal and interest at 10.45%. The note was fully paid during the year ended December 31, 2009.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2010 and 2009

Note 3 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company incurs 75% of the shared expenses and the Parent incurs 25% of the expenses. As of December 31, 2010 and 2009, the amount of shared expenses included in operating expenses was approximately $2,630,000 and $2,336,000, respectively.

Note 4 - **Risks, Uncertainties and Concentrations**

Major Customers
During the years ended December 31, 2010 and 2009, the Company had three customers that accounted for approximately 80% and 65% of revenues, respectively. Additionally, the Company had two insurance carriers that represented approximately 76% and 80% of the accounts receivable balances at December 31, 2010 and 2009, respectively.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances exceeded the Federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
Management has evaluated subsequent events through February 9, 2011, the date for which the financial statements were available for issuance.

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. At December 31, 2010 and 2009, the Company had net capital of $225,494 and $344,227 exceeding the minimum net capital requirement by $208,155 and $339,227, respectively. At December 31, 2010 and 2009, the Company had a ratio of aggregate indebtedness to net capital of 1.2 to 1 and 0.10 to 1, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2010

SCHEDULE I

Capital:

Member's equity		$ 237,459
Non-allowable assets		11,965
Net capital		225,494
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 17,339	
Net capital requirement		17,339
Excess net capital		$ 208,155
Aggregate indebtedness		$ 260,081
Ratio of aggregate indebtedness to net capital		1.2 to 1

Note: There are no material differences between this computation and the Company's corresponding unaudited Focus Report filed on January 26, 2011.

See Independent Auditors' Report.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3

For the Year Ended December 31, 2010

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (i).

See Independent Auditors' Report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

In planning and performing our audits of the financial statements of WJ Lynch Investor Services, LLC (the "Company") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with ber of

25 Braintree Hill Office Park • Suite 102 • Braintree, MA 02184 • P: 617.471.1120 F: 617.472.7560 • **www.ocd.com**



INTERNATIONAL

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor & Drew, P.C.
Certified Public Accountants

February 9, 2011